Exhibit 21.1

Significant Subsidiaries of Barnes & Noble Education, Inc.

1.	Barnes & Noble Education, Inc., a Delaware corporation.

2.	Nook Media Member Two, LLC, a Delaware limited liability company.

3.	B&N Education, LLC, a Delaware limited liability company.

4.	Barnes & Noble College Booksellers, LLC, a Delaware limited liability company.

5.	BNED Digital Holdings Corp., a Delaware corporation.

6.	BNED LoudCloud, LLC, a Delaware limited liability company.

7.	LoudCloud Systems Private Limited, an Indian subsidiary.